

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Chris Stansbury
Chief Financial Officer
Lumen Technologies, Inc.
100 CenturyLink Drive
Monroe, LA 71203

> **Re: Lumen Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-07784**

Dear Chris Stansbury:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Taylor Kriner, Director SEC Reporting